Exhibit 99
                                                                   ----------


                              MEREDITH CORPORATION
            FISCAL 1997 THIRD QUARTER EARNINGS PER SHARE AT-A-GLANCE

    (Note: All per-share figures reflect a 2-for-1 stock split effective March 18, 1997)



-- The chart below depicts comparable quarterly and fiscal-year earnings per share before special items and discontinued operations:

                  1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Fiscal Year
                  --------   --------   --------   --------   -----------

    F1993            .06        .09        .10        .10          .35
    F1994            .08        .13        .16        .13          .50
    F1995            .14        .19        .18        .20          .71
    F1996            .17        .22        .24        .28          .91
    F1997            .22        .31        .33



-- Fiscal 1997 third quarter net earnings per share were 33 cents, a 38 percent increase over the prior-year quarter. Prior-year third quarter net earnings per share were 24 cents. There were no special items in either period.


-- Fiscal 1997 year-to-date earnings from continuing operations were 86 cents per share, a 37 percent increase over prior-year-to-date comparable earnings per share of 63 cents.


-- Fiscal 1997 year-to-date net earnings were $1.36 per share, including a post-tax gain in discontinued operations of 50 cents per share from the sale of the company's remaining interests in cable television systems.


-- In the prior year-to-date period, net earnings were 68 cents per share, including a post-tax gain from the sale of the book clubs and a first-quarter loss in discontinued cable operations.